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                                                                     EXHIBIT 3.9
                                       LJS
                       [LJ SOLDINGER ASSOCIATES Letterhead]

April 13, 2003


VIA FACSIMILE


Mr. Spencer I. Browne,
Audit Committee Chairman Mego Financial Corp. d/b/a/
Leisure Industries, Inc.
4310 paradise Road
Las Vegas, Nevada 89109

Dear Mr. Browne,

This will confirm the understanding and agreement between LJ Soldinger Associates, Ltd. ("LJSA") and Mego Financial Corp. d/b/a Leisure Industries, Inc. (the "Company") as follows:

The Company hereby engages LJSA to perform such procedures as LJSA, in its sole discretion, deems necessary and appropriate in the review and analysis of the Company's books and records in order for LJSA to make a determination, in its sole discretion, whether to be further retained by the Company to:

     1) Assist Mego in meeting accounting disclosure requirements required of a "public reporting company" under the Securities Act of 1934 related to Form 10K annual reporting. Form 10Q quarterly reporting, Form 8-K event reporting, etc.

     2) Audit the financial statements of Mego for the year ending December 31, 2002 which are to be included in the Form 10K proposed to be filed by the Company under the Securities and Exchange Act of 1934; and

     3) Revise the quarterly financial statements which are to be included in the quarterly reports (Form 10Q) proposed to be filed by the Company under the Securities and Exchange Act of 1934.


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Mr. Spencer I. Browne
Mego Financial Corp. d/b/a Leisure Industries, Inc.
April 13, 2003
Page Two


The Company will cooperate fully with LJSA in connection with its review and analysis, and will provide LJSA with such information concerning the Company as LJSA, in its sole discretion, deems necessary for its review and analysis in order for LJSA to make a determination as to whether or not LJSA will agree to be further engaged by the Board. All such information provided by the Company will be complete and accurate in all material respects and not misleading. LJSA will not audit, compile or review the Company's financial statements or other data, and will not express an opinion or any form of assurance on them. This engagement cannot be relied upon to disclose errors, fraud or other illegal acts that may exist.

At the conclusion of this engagement, LJSA will advise the Company whether to be engaged by the Company to perform the services as detailed in the second paragraph of this letter. It is understood that LJSA will be prepared to enter into an acceptable engagement letter with the company to perform the services as detailed in the second paragraph of this letter, provided that upon the completion of this engagement (1) LJSA is satisfied that the Company did not knowingly and intentionally release NSF checks, (2) LJSA is satisfied that the Company's use of the Home Owners Associate Trust Fund money that it manages was legal and that it is properly documented; (3) LJSA is satisfied that the Company is current with respect to its 40l(k) trust fund deposits; (4) LJSA is satisfied with the outcome of any discussions that it intends to have with BDO Seidman, LLP, ("BDO") regarding (i) BDO's resignation from the 2002 Company audit engagement and (ii) the Understein April 8, 2003 memo; and (5) no further material adverse information about the Company has come to LJSA's attention that, in its sole reasonable discretion, would prevent LJSA from wanting to be retained to perform the services detailed in the second paragraph of this letter. Upon completion of this engagement, should LJSA be prepared to perform the services as detailed in the second paragraph, it will commence the audit work immediately upon the execution of an acceptable engagement letter describing the work to be performed. Should LJSA not wish to proceed with the services detailed in the second paragraph of this letter, it will orally advise the Audit Committee of its reasons not to proceed.

Our fee for these services will be based on the actual time spent at our standard hourly rates, plus any out of pocket costs incurred on the Company's behalf. Our standard hourly rates vary according to the degree of responsibility involved and the experience level of the personnel assigned to this engagement. We will request payment in advance for all of our work in this engagement. And our invoices will be presented periodically as work progresses. In accordance with our firm policies, work may be suspended if payment is not received and will not be resumed until the Company's account is paid in full. If we elect to terminate our services for nonpayment, the Company will be obligated to compensate us for all time expended and to reimburse us for all out-of-pocket expenditures through the date of termination. You have agreed that the Company will pay us $50,000 prior to our commencing to work on this engagement, of which $37,503.25 will be applied to our existing outstanding invoices form a prior engagement and $12,496.75 will be applied toward this engagement, with any remaining amounts refunded or applied as a prepayment against out future invoices.





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Mr. Spencer I. Browne
Mego Financial Corp. d/b/a Leisure Industries, Inc.
April 13, 2003
Page Three



We appreciate the opportunity to be of service to you and the Company and believe this letter accurately summarizes the terms of our engagement. If you have any questions, please let us know. If you agree with the terms of our engagement as described in this letter, pleas sign the enclosed copy and return it to us.


Sincerely

L.J SOLDINGER ASSOCIATES


/s/ Larry J. Soldinger,
-----------------------------
Larry J. Soldinger, President

Accepted:

MEGO FINANCIAL CORP. d/b/a LEISURE INDUSTRIES, INC.


By
   ----------------------------------------
Spencer I. Browne, Audit Committee Chairman

LJS: ths
cc: Mr. Gary Levenstein




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